[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASH, D.C.
189

UNI
SECURITIES AND
Washi

11020785

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SEC FILE NUMBER
8-49107

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York (City) **New York** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino **(212) 338-8836**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) **New York** (City) **New York** (State) **10154** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GUGGENHEIM SECURITIES, LLC

AFFIRMATION

I, Paul M. Friedman, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Guggenheim Securities, LLC, as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Paul M. Friedman
Chief Operating Officer

Sworn and subscribed to before me this
11th day of March, 2011.

KRISTINA HUANG
Notary Public, State of New York
No. 01HU6090847
Qualified in Kings County
Commission Expires April 21, 2011

KPMG

GUGGENHEIM SECURITIES, LLC

(SEC I.D. No. 8-49107)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Guggenheim Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC and subsidiaries (the Company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Securities, LLC and subsidiaries as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 11, 2011

GUGGENHEIM SECURITIES, LLC

Consolidated Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 1,607,971
Due from clearing organizations	52,093,463
Note receivable	1,180,000
Marketable securities owned - at fair value	320,472,042
Securities purchased under agreements to resell	5,514,563,775
Accrued interest receivable	2,603,844
Due from affiliates	5,323,554
Receivable from customers, net of allowance for bad debt	10,094,394
Furniture, equipment and leasehold improvements - at cost less accumulated depreciation and amortization of $1,417,315	4,319,647
Goodwill	21,289,580
Other assets	2,392,146
Total assets	$ 5,935,940,416

Liabilities and Member's Equity	
Securities sold under repurchase agreements	$ 5,669,233,105
Due to clearing organizations	30,397,292
Marketable securities sold, not yet purchased - at fair value	4,439,181
Due to affiliates	24,668
Accrued expenses and other liabilities	55,252,092
Total liabilities	5,759,346,338
Member's equity	176,594,078
Total liabilities and member's equity	$ 5,935,940,416

The accompanying notes are an integral part of these consolidated financial statements.

GUGGENHEIM SECURITIES, LLC

Notes to Consolidated Statement of Financial Condition
December 31, 2010

1. General Information

Guggenheim Securities, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation (the "SIPC"). The Company is a wholly-owned subsidiary of Links Holdings, LLC ("Parent") whose ultimate parent is Guggenheim Capital, LLC ("Guggenheim"). The consolidated statement of financial condition includes the accounts of Guggenheim Trust Assets, LLC and Guggenheim Securities (Hong Kong), Limited, both of which are wholly-owned subsidiaries of the Company.

On April 2, 2010, the Parent acquired all of the outstanding membership interests of LBBW Securities, LLC ("LBBW"), a wholly owned subsidiary of Landesbank Baden-Württemberg, Stuttgart, Germany, simultaneously changing its name to Guggenheim Liquidity Services, LLC ("GLS"). GLS was a registered broker-dealer with the SEC, FINRA and SIPC. The Company and GLS operated as separate stand-alone broker-dealers under common control of the Parent until October 31, 2010, when FINRA approved the merger of GLS into the Company, pursuant to which the Company was the surviving entity.

The merger is accounted for as a combination of entities under common control and, thus, the accompanying consolidated statement of financial condition have been prepared in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations*. The assets and liabilities were recorded at historical basis at the time of the transaction and the Company did not elect to apply "push-down" accounting.

The Company engages in principal and agency sales and trading of fixed-income securities, exchange traded futures and structured products; matched book activities using repurchase and reverse repurchase agreements collateralized by U.S. government securities; equity research and agency trading; and investment banking and advisory services for merger-and-acquisition and financial restructuring transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The consolidated statement of financial condition includes the accounts of the Company and all other entities in which the firm has a controlling financial interest. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities during the reporting period. Actual results could differ from those estimates.

Cash
At December 31, 2010, all cash is held at two major United States financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Marketable securities owned, including those pledged, and marketable securities sold, but not yet purchased
Securities transactions are recorded on the consolidated statement of financial condition at fair value on trade date. Fair value is generally based on quoted market prices or dealer observable quotations.

Marketable securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements.

The fair value of the securities sold or purchased is generally in amounts in excess of the cash received or provided. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45-11, *Balance Sheet* are satisfied. As of December 31, 2010, the offsetting amount in the repurchase agreements and reverse repurchase agreements netted within the consolidated statement of financial condition under ASC 210-20-45-11 amounted to $1.83 billion.

Concentration of credit risk
Credit risk represents the loss that the Company would incur if a counterparty or an issuer of securities or other instruments held by the Company failed to perform under its contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal amount loaned under resale agreements.

The Company is engaged in various trading and brokerage activities in which, if counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company clears securities transactions through Bank of New York – Mellon, Pershing LLC, Ridge Clearing and New Edge. United States government and agency obligations clear through the Government Securities Clearing Corporation Division ("GSCC") of Fixed Income Clearing Corporation ("FICC"), who then becomes the legal counterparty to the transaction.

These activities may expose the Company to risk in the event that the counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations.

Clearing Agreement with Fixed Income Clearing Corporation
The Company executes the majority of its repurchase and reverse repurchase agreements with members of FICC. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position, and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

Without regard to netting under ASC 210-20-45-11, at December 31, 2010, the Company has received collateral in connection with securities purchased under agreements to resell executed through FICC with a fair value of $5.12 billion which it can sell or re-pledge, and has pledged securities in connection with securities sold under agreements to repurchase executed through FICC with a fair value of $6.66 billion, which the Company's counterparties to these agreements have the right to sell or re-pledge. Securities purchased under agreement to resell are collateralized by obligations of the United States government and its agencies. The majority of the collateral received has been re-pledged to external counterparties as of December 31, 2010.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the lease term.

Goodwill
Goodwill, which was recognized as a result of the acquisition of the Parent and its subsidiaries, including the Company, by Guggenheim in 2001, has been recorded in accordance with the provisions of ASC 350, *Intangibles - Goodwill and Other*. Goodwill is subject to review annually for impairment. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and therefore did not have an effect on the Company's financial condition.

Income Taxes
The Company is organized as a limited liability company, disregarded for tax purposes, and has no federal tax liability. State tax liabilities are determined under individual laws. The Company's income is included in the federal and state income tax returns of the Parent.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, *Income Taxes*. Based on a review of the Company's tax positions, management has not identified any uncertain tax positions which would require the Company to record a tax exposure reserve pursuant to ASC 740. Management has identified an uncertain tax position in connection with prior tax filings of GLS. See note 11 below.

3. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in a orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a summary of the levels within the fair value hierarchy for the Company's assets as of December 31, 2010:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
ASSETS				
Securities purchased under agreements to resell	$ —	5,514,563,775	—	5,514,563,775
Marketable securities owned:				
U.S. government, and agency	$ —	234,098,004	—	234,098,004
Municipal	—	10,340,682	—	10,340,682
Corporate debt	—	17,293,906	—	17,293,906
Collateralized debt obligations	—	13,241,394	7,953,001	21,194,395
Mortgage backed securities	—	25,273,219	—	25,273,219
Other asset backed securities	—	10,494,708	1,777,128	12,271,836
Totals	$ —	5,825,305,688	9,730,129	5,835,035,817
LIABILITIES				
Securities sold under agreements to repurchase	$ —	5,669,233,105	—	5,669,233,105
Marketable securities sold, not yet purchased:				
U.S. government, and agency	$ —	3,031,931	—	3,031,931
Corporate debt	—	1,407,250	—	1,407,250
Totals	$ —	5,673,672,286	—	5,673,672,286

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category in the table below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

	Balance at January 1, 2010	Net Realized and Unrealized Gains	Purchases (Sales) and Settlements, Net	Transfers to Level 2	Balance at December 31, 2010	Change in Unrealized Depreciation in 2010 for Assets Held at December 31, 2010
Marketable securities owned:						
Collateralized debt obligations	$ 8,120,785	15,305,301	(14,431,644)	(1,041,441)	7,953,001	2,053,101
Mortgage backed securities	17,214,364	7,856,165	(23,621,427)	(1,449,102)	—	—
Other asset backed securities	4,744,433	1,778,535	(4,712,693)	(33,147)	1,777,128	2,394
Totals	$ 30,079,582	24,940,001	(42,765,764)	(2,523,690)	9,730,129	2,055,495

4. Due to and Due from Clearing Organizations

The balance due to and due from clearing organizations represents the net margin amount due to or from the clearing organizations for settled and unsettled transactions and related activity. As of December 31, 2010, balances due to and from clearing organizations consist of the following amounts:

	Due From	Due To
Pershing	$ 50,694,661	$ -
GSCC	-	5,359,817
Ridge Clearing	299,973	-
Bank of New York Mellon	-	25,037,475
New Edge	1,098,829	-
	$ 52,093,463	$ 30,397,292

5. Marketable Securities Owned, and Pledged, and Marketable Securities Sold, But Not Yet Purchased

Marketable securities owned, and pledged, and marketable securities sold, but not yet purchased primarily consist of United States government securities at fair value. The Company's agreement with its clearing corporation permits the clearing corporation to use the Company's securities owned as collateral for Company related borrowings, as collateral for securities sold but not yet purchased and related activity. Securities owned also include securities pledged as collateral for repurchase transactions where the counterparty has the right by contract or custom to sell or re-pledge the securities.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at their current market prices. These transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2010. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

At December 31, 2010, included in Marketable Securities owned – at fair value on the consolidated statement of financial condition are amounts equal to $217.1 million of securities that have been pledged to counterparties as collateral in securities sold under agreements to repurchase transactions.

6. Related Party Transactions

On June 17, 2008, the Company entered into a $7,600,000 Revolving Promissory Note Agreement (the "Agreement") with Guggenheim. The Agreement was amended December 31, 2008 to increase the maximum principal amount of borrowing by Guggenheim to $20,000,000. The note is unsecured and pays interest at 6%. The note matures on June 30, 2011. At December 31, 2010, the note had a principal balance of $1,180,000 and no accrued and unpaid interest.

The Company has a Service Agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing.

7. Financial Instruments with Off Balance Sheet Risk

Customer Activities
Customer securities transactions are cleared through Pershing, LLC ("Pershing") on a fully-disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

Proprietary Trading Activities
The Company engages in short term proprietary trading activities, including entering into short positions in order to manage exposure to market risk.

As part of the Company financing and hedging activities, the Company enters forward repurchased agreements and futures transactions. The Company enters into contracts that contain a variety of customary representations and warranties, which provide customary general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of the greater of minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital, as defined, of $110,234,201 which was $106,563,180 in excess of regulatory requirements. The ratio of aggregate indebtedness to net capital was 0.50 to 1.

The Company does not carry any customer accounts and is generally exempt from SEC Rule 15c3-3 because most customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only business which is self-clearing is the repurchase and reverse repurchase agreement transactions, which do not generate a customer reserve requirement.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker to enable it to include certain assets as allowable assets in its Net Capital computation.

9. Benefit Plans

All participating employees are covered by the Guggenheim 401(k) plan (the "Plan"). For the year ended December 31, 2010, the Company made contributions of $621,788 for its pro-rata share of the Plan. At December 31, 2010, such contributions are included in accrued expenses and other liabilities.

10. Leases

The Company has entered into operating leases for premises which expire at various dates through 2017 and have various renewal options. At December 31, 2010, the Company had $98,652 of accrued rent expense included in accrued expenses and other liabilities.

11. Income Taxes

Income tax activity relates to the seven month period from April 2, 2010 to October 31, 2010 when GLS operated as a separate stand-alone broker-dealer and was taxed as a C-Corporation for tax purposes.

Included in other assets on the consolidated statement of financial condition are income tax receivables of $1.6 million for taxes available to be recovered through a carry back of net operating losses to GLS's prior year tax returns. Additionally, included as a reduction to other assets is a $0.6

million liability for an uncertain tax position taken in a tax year prior to the Parent's acquisition of GLS. GLS does not currently have any income tax returns under examination.

12. Other

In connection with the acquisition described in Note 1, Landesbank Baden-Württemberg, Stuttgart, Germany extended a committed credit facility to the Company. The commitment amount is up to, but never exceeding, $500 million in USD. The Company has not drawn on the credit line during the year and it is set to expire on April 1, 2011.

13. Subsequent Events

The FASB issued amended accounting principles related to subsequent events, which codified the guidance regarding the disclosure of events occurring subsequent to the balance sheet date, ASC 855, *Subsequent Events*. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued), but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. Management has evaluated all subsequent transactions and events after the balance sheet date through March 11, 2011, the date on which these financial statements were issued and, except as already included in the notes to the consolidated statement of financial condition, has determined that no additional items require disclosure.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member of
Guggenheim Securities, LLC:

In planning and performing our audit of the consolidated financial statements of Guggenheim Securities, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

KPMG

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 11, 2011

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Guggenheim Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC -7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Guggenheim Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC -7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entry, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC -7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these Specified Parties.

KPMG LLP

March 11, 2011